UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

August 1, 2013

FOR IMMEDIATE RELEASE

DELHAIZE GROUP SECOND QUARTER 2013 EARNINGS RELEASE DATE

Delhaize Group will announce its second quarter 2013 results (ended June 30, 2013) on Thursday August 8, 2013 at 7:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

The Delhaize Group management team will discuss the second quarter 2013 results during an investor conference call that will start at 09:00 a.m. CET on August 8, 2013. To participate in the conference call, please call +44 (0)20 3427 1907 (U.K), +32 (0)2 404 0662 (Belgium) or +1 646 254 3366 (U.S.), with “Delhaize” as password.

The conference call will also be broadcast live over the internet on August 8, 2013 at 09:00 a.m. CET at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 12:00 p.m. CET on August 8, 2013.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of the first quarter of 2013, Delhaize Group’s sales network consisted of 3 411 stores. In 2012, Delhaize Group posted €22.6 billion ($29.0 billion) in revenues and €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	August 5, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President